UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2023

333-233363

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Consolidated Interim Financial Statements for the period ended September 30, 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended September 30, 2023
99.3	Press Release dated November 14, 2023: The INX Digital Company Reports Third Quarter 2023 Update and Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: November 14, 2023	By:	/s/ Shy Datika
Shy Datika President and CEO

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